UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nu-Med Plus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67021R104

(CUSIP Number)

Branden T. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Wendy P. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,988,864(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,988,864(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	25,988,864 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)   The aggregate amount of shares beneficially owned are 25,988,864, with 500,000 shares of direct ownership; and 25,488,864 shares which are indirectly owned in the name of WLP Trust.

(2)   Based on the 79,348,469 shares of common stock of the Issuer outstanding as of April 22, 2021, as reported from the Issuer’s Transfer Agent on that date.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value, of Nu-Med Plus, Inc., a Utah corporation (the “Company”), with its principal executive offices at 455 East 500 South, Suite #203, Salt Lake City, Utah 84111.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by Wendy P. Smith (“Ms. Smith” or the “Reporting Person”).

(b)  The principal business address of Wendy P. Smith is P. O. Box 1374, Salt Lake City, Utah 84110.

(c)  The principal business of Wendy Smith is investment for her personal account.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Wendy P. Smith is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

WLP Trust is owned and controlled by Wendy Smith, the widow of Karl Smith, who was the principal of Smith Corporate Services, Inc., a Utah corporation (“SCS”).  SCS was the holder of two convertible promissory notes in the aggregate principal amount of $230,100, with $118,542 in accrued interest.  On October 22, 2020, the Company was notified that SCS wished to convert the notes and accrued interest to shares of restricted common stock.  Subsequent to providing the notice of conversion Mr. Smith died without a will.  On March 2, 2021, following the administration of Mr. Smith’s probate estate, the Company’s Board of Directors resolved to issue a total of 28,000,000 shares in full settlement of all Company obligations to SCS, and 488,864 already issued and outstanding shares were also transferred to WLP Trust through the probate process.  Of the 28,000,000 shares issued in settlement of Company obligations, 25,000,000 shares were issued to WLP Trust. Prior to the issuance of these shares, WLP Trust was the beneficial owner of 488,864 shares of Company common stock and Ms. Smith was the beneficial owner of 500,000 common shares.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, Ms. Smith is the beneficial owner of 25,988,864 shares of Common Stock of the Company, representing approximately 32.8% of the outstanding shares of Company common stock of the Company (based on the 79,348,469 shares of common stock outstanding as of April 22, 2021, as reported from the Company’s Transfer Agent on that date and as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021.

(b)  Ms. Smith has the sole power to vote and to dispose of the 25,988,864 shares of common stock that she beneficially owns.

(c)  Other than the transactions described herein, the Reporting Person has not effected any transaction in the common stock of the Company during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of common stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of each of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

None; not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2021	WENDY P. SMITH
/s/ Wendy P. Smith
Wendy P. Smith